Exhibit 99.1

Therapix Biosciences Reports Second Quarter 2017 Financial Results and Provides Business Update

- Conference Call and Webcast Today at 8:30 a.m. EDT / 5:30 a.m. PDT -

TEL AVIV, Israel, August 10, 2017 /PRNewswire/ -- Therapix Biosciences Ltd. (Nasdaq: TRPX), a specialty clinical stage pharmaceutical Company specializing in the development of cannabinoid-based drugs, today reported financial results for the three and six months ended June 30, 2017. The Company will host a conference call and webcast today to discuss the financial results and to provide an update on current developments with respect to its clinical programs.

Financial Summary – Second Quarter 2017 vs. Second Quarter 2016 (Note: The functional currency of the Company is New Israeli Shekel; for presentation purposes, the financial data herein is presented in USD):

●	Net loss of $1.9 million, or $0.54 per ADS, for the three months ended June 30, 2017, compared to a net loss of $0.5 million, or $0.61 per ADS, for the three months ended June 30, 2016. This period’s net loss included $0.44 million of exchange rate differences on balances of cash and cash equivalents, versus none incurred during the corresponding period in 2016.

●	Research and development (“R&D”) expenses amounted to approximately $0.46 million for the three months ended June 30, 2017, compared to approximately $0.23 million for the three months ended June 30, 2016. The increase resulted primarily from a marked rise in expenses in connection with the clinical trials, as well as a R&D studies.

●	General and administrative expenses amounted to approximately $0.97 million for the three months ended June 30, 2017, compared to approximately $0.30 million for the three months ended June 30, 2016. The increase resulted primarily from a rise in investor relations and business development activities.

●	Cash totaled $11.8 million as of June 30, 2017, compared to $12.1 million at March 31, 2017. The decrease in cash primarily resulted from expenses incurred in our ongoing clinical trials, other R&D expenses, investor relations and business development activities and operational activities offset by additional net proceeds raised in the Company’s Initial Public Offering through the complete exercise of the underwriter’s overallotment option. The Company currently believes that its cash balance will be sufficient to maintain its current operations into the third quarter of 2018.

Business update and developments in the Company’s clinical R&D programs:

●	In the Company’s ongoing study Phase IIa clinical trial in Tourette’s Syndrome at Yale University (n=18), 12 patients have been enrolled to date; patient #13 is scheduled to be screened this week. The last patient is currently projected to be enrolled by the end of September or early October, 2017, which is consistent with our previously disclosed estimate. To date, ten patients have completed the entire three-month treatment regimen.

●	In the Yale study, patients that have completed the initial 3-month treatment period have been given the option to extend their treatment for an additional 3 months based on a positive assessment of efficaciousness after the first 3 months. Of the 10 patients that have already completed the initial 3-month treatment period, 8 patients have opted to extend their treatment.

●	Regarding our Phase IIb, placebo-controlled 13-week clinical trial in Tourette’s Syndrome, previously anticipated to be conducted at the Hannover Medical School in Germany, we are currently assessing the option to conduct a study in the United States as well. .We should be able to complete our decision within a few weeks. This will cause an immaterial delay in initiating the study.

●	Concerning our second clinical program for our Ultra-Low-Dose formulation of THC for the treatment of Mild Cognitive Impairment (“MCI”), the Company has completed the development of a formulation of sublingual administration of THC with expected enhanced bioavailability. Within the broader MCI indication, we are now focusing on the narrower Traumatic Brain Injury (“TBI”) indication, and are now assessing the optimal regulatory pathway for this program. As a result, this will likely cause a delay in the initiation of the PK study. Nonetheless, we currently project this study will be initiated in the fourth quarter of 2017. The duration of this study is expected to be 1 month. From there, the Company intends to advance to a proof-of-concept trial. In addition to the sublingual administration, we are currently working on a nasal delivery formulation.

●	In the anticipated proof-of-concept study in MCI, the Company will be evaluating cognition in TBI patients who are generally symptomatic with significant cognitive dysfunction. The primary endpoint is expected to measure the cognitive functions post injury. The Company currently intends to initiate a similar pre-clinical study in small animals towards the end the third quarter, 2017, or early fourth quarter 2017, which is materially on track with our earlier disclosed estimate.

Conference Call & Webcast:

Thursday, August 10, 2017, 8:30 am Eastern Time / 5:30 am Pacific Time

Participant Dial-In Numbers:

Toll-Free:	+1-877-870-4263
Toll/International:	+1-412-317-0790
Webcast:	https://www.webcaster4.com/Webcast/Page/1726/22002

Replay, available until Aug 17, 2017

Replay Dial-In Numbers:

Toll-Free:	+1-877-344-7529
Toll/International:	+1-412-317-0088
Passcode:	10110882

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Table 1: Balance Sheet:

	USD in Thousands
	December 31,	March 31,	June 30,
	2016	2017	2017
	Audited	Unaudited	Unaudited

ASSETS
CURRENT ASSETS:
Cash	$676	$12,054	$11,784
Restricted cash	11	12	13
Accounts receivable	117	133	242
Subtotal, current assets	804	12,199	12,039

NON-CURRENT ASSETS:
Prepaid public offering costs	430	-	-
Property	11	11	17
Subtotal, non-current assets	441	11	17
TOTAL ASSETS	$1,245	$12,210	$12,056

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables	$590	$937	$520
Other accounts payable	82	177	128
Subtotal, current liabilities	672	1,114	648

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Share capital	$1,088	$3,375	$3,709
Share premium	26,612	35,105	36,447
Sharebased payment transactions	4,443	4,507	4,578
Foreign currency translation reserve	316	631	1,060
Transactions with noncontrolling interests	261	261	261
Accumulated deficit	(32,147)	(32,783)	(34,647)
Total equity	573	11,096	11,408
TOTAL LIABILITIES AND EQUITY	$1,245	$12,210	$12,056

Table 2: Profit or Loss:

	USD in Thousands
	Three months ended		Six months ended
	June 30,		June 30,
	2016	2017	2016	2017
	Unaudited

Research and development expenses, net	$227	$455	$376	$695
General and administrative expenses	299	971	635	1,376
Subtotal	526	1,426	1,011	2,071
Other expenses	26	-	26	-
Operating loss	552	1,426	1,037	2,071
Finance income	(9)	-	(1)	-
Finance expenses	-	438	5	429
Loss	$543	$1,864	$1,041	$2,500

Attributable to:
Equity holders of the Company	533	1,864	1,027	2,500
Non-controlling interests	10	-	14	-
	$543	$1,864	$1,041	$2,500

Basic and diluted loss per ADS attributable to equity holders of the Company	$0.61	$0.54	$1.18	$1.08

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Table 3: Comprehensive Income:

	USD in Thousands
	Three months ended		Six months ended
	June 30,		June 30,
	2016	2017	2016	2017
	Unaudited

Net loss	$(543)	$(1,864)	$(1,041)	$(2,500)

Other comprehensive income to be reclassified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations	(18)	429	8	744
Total other comprehensive income (loss)	(18)	429	8	744
Total comprehensive loss	(561)	(1,435)	(1,033)	(1,756)

Attributable to:
Equity holders of the Company	(555)	(1,435)	(1,017)	(1,756)
Non-controlling interests	(6)	-	(16)	-
TOTAL	$(561)	$(1,435)	$(1,033)	$(1,756)

Table 4: Cash Flows:

	USD in Thousands
	Three months ended		Six months ended
	June 30,		June 30,
	2016	2017	2016	2017

Cash flows from operating activities:
Net loss	$(543)	$(1,864)	$(1,042)	$(2,500)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	2	1	3	2
Share-based payment expense	132	71	208	135
Finance expenses, net	(5)	453	(5)	446
	129	525	206	583
Working capital adjustments:
decrease (increase) in accounts receivable	(42)	(102)	(7)	(110)
Increase (decrease) in trade payables	2	(441)	40	(136)
Increase (decrease) in other accounts payable	24	(54)	38	33
	(16)	(597)	71	(213)
Net cash used in operating activities	(430)	(1,936)	(765)	(2,130)

Cash flows from investing activities:
Purchase of equipment	-	(7)	(4)	(7)
Net cash provided by (used in) investing activities	-	(7)	(4)	(7)

Cash flows from financing activities:
Proceeds from issuance of share capital and share options (net of issuance expenses)	-	1,676	-	12,900
Net cash provided by financing activities	-	1,676	-	12,900

Exchange rate differences on balances of cash and cash equivalents	-	(453)	-	(446)
Translation differences on cash and cash equivalents	(25)	450	19	791
Increase (decrease) in cash	(455)	(270)	(750)	11,108
Cash at the beginning of the period	1,278	12,054	1,573	676
Cash at the end of the period	$823	$11,784	$823	$11,784

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Table 5: Changes in Equity:

	Attributable to equity holders of the Company
	Issued Capital	Share premium	Share-based payment transactions	Foreign currency translation reserve	Transactions with non-controlling interests	Accumulated deficit	Total
	Unaudited
	USD in thousands

Balance at January 1, 2017	$1,088	$26,612	$4,443	$316	$261	$(32,147)	$573
Loss						(635)	(635)
Total other comprehensive loss	-	-	-	315	-	-	315
Total comprehensive loss	-	-	-	315	-	(635)	(320)

Issuance of shares	2,287	8,493	-	-	-	-	10,780
Share-based payment	-	-	64	-	-	-	64

Balance at March 31, 2017	$3,375	$35,105	$4,507	$631	$261	$(32,782)	$11,097
Loss						(1,864)	(1,864)
Total other comprehensive loss	-	-	-	429	-	-	429
Total comprehensive loss	-	-	-	429	-	(1,864)	(1,435)
Issuance of shares	334	1,342	-	-	-	-	1,676
Share-based payment	-	-	71	-	-	-	71
Balance at June 30, 2017	$3,709	$36,447	$4,578	$1,060	$261	$(34,646)	$11,409

Table 6: R&D and G&A Detail:

	USD in Thousands
	Three months ended		Six months ended
	June 30,		June 30,
	2016	2017	2016	2017
Research and Development Expenses:
Clinical studies	$44	$163	$44	$257
R&D and preclinical studies	37	120	80	158
General expenses	8	97	15	108
Salaries and benefits	53	56	92	139
Stock based compention	43	11	63	23
Regulatory and other expenses	10	8	21	10
Chemistry & formulation studies	32	-	61	-
Subtotal, R&D expenses	227	455	376	695

General and Administative Expenses:
Investor relations and buisness development	$85	$431	$117	$523
Professional & directors fees	57	225	151	272
Salaries and benefits	83	174	169	335
Rent and office maintenance	11	80	79	135
Stock based compensation	63	61	119	111
Subtotal, G&A expenses	299	971	635	1,376
TOTAL	$526	$1,426	$1,011	$2,071

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About Therapix Biosciences:

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists, focused on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in two internal drug development programs based on repurposing an FDA approved synthetic cannabinoid (dronabinol): THX-TS01 targets to the treatment of Tourette’s Syndrome; and THX-ULD01 targets the high-value and under-served market of mild cognitive impairments. Please visit our website for more information at www.therapixbio.com

Forward-Looking Statements:

This press release contains forward-looking statements about the Company’s expectations, beliefs, and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss our search for a U.S. based Chief Executive Officer. These forward-looking statements involve certain risks and uncertainties, including, among others, risks that could cause the Company’s results to differ materially from those expected by Company management or otherwise described in or implied by the statements in this press release. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Therapix Biosciences Ltd.’s annual report on Form 20-F dated May 1, 2017 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

For further information: Investor Contact: Josh Blacher, CFO, Therapix Biosciences, josh@therapixbio.com

SOURCE Therapix Biosciences Ltd

For further information: +972-3-616-7055

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